Exhibit 99.2

NEWEGG COMMERCE, INC.

2021 EQUITY INCENTIVE PLAN

NOTICE OF GRANT OF AWARD OF RESTRICTED STOCK UNITS

Notice of Grant

Newegg Commerce, Inc. (the “Company”) hereby grants to the Participant named below the number of Restricted Stock Units specified below (the “Award”). Each Restricted Stock Unit represents the right to receive one share of the Company’s common shares, par value $0.021848 per share (the “Common Shares”), upon the terms and subject to the conditions set forth in this Grant Notice, the Newegg Commerce, Inc. 2021 Equity Incentive Plan (the “Plan”) and the Restricted Stock Unit Award Agreement (the “Award Agreement”) promulgated under such Plan, each as amended from time to time. This Award is granted pursuant to the Plan and is subject to and qualified in its entirety by the Award Agreement.

Participant Name:	Anthony Chow

Grant Date:	August 13, 2022

Number of Restricted Stock Units:	5,545,780

Vesting Schedule:

Except as otherwise provided in the Award Agreement, the Restricted Stock Units shall vest (if at all) on each “Vesting Date” (as defined in the table below) in accordance with the table and provisions below:

Performance Measurement Period	RSUs Eligible for Vesting	Performance Goal	Vesting Date
7/l/2022-6/30/2023	1,386,445	Budgeted GMV	Date on which Company files 6-K for lH 2023
7/l/2023-6/30/2024	1,386,445	Budgeted GMV	Date on which Company files 6-K for lH 2024
7/l/2024-6/30/2025	1,386,445	Budgeted GMV	Date on which Company files 6-K for lH 2025
7/1/2025-6/30/2026	1,386,445	Budgeted GMV	Date on which Company files 6-K for lH 2026

The term “Actual GMV” shall mean the gross merchandise value, as that term is defined by the Company for accounting purposes, expressed in United States dollars, of the Company’s actual worldwide sales of products and services for a particular Performance Measurement Period.

The term “Budgeted GMV” shall mean the gross merchandise value, as that term is defined by the Company for accounting purposes, expressed in United States dollars, of the Company’s budgeted worldwide sales of products and services for a particular Performance Measurement Period, as approved by the Company’s Board of Directors before, on or within a reasonable time after the beginning of the Performance Measurement Period in question.

The term “Achievement Percentage” for a particular Performance Measurement Period shall mean the Actual GMV for a particular Performance Measurement Period divided by the Budgeted GMV for the same period. The Achievement Percentage shall not exceed one hundred percent (100%).

On each Vesting Date, the number of Restricted Stock Units which shall vest shall be equal to (a) the RSUs Eligible for Vesting for the Performance Measurement Period in question, multiplied by (b) the Achievement Percentage for the same period, provided that:

●	Any RSUs Eligible for Vesting which do not vest on the relevant Vesting Date shall immediately terminate and be forfeit.

●	If the Participant’s Achievement Percentage of a Performance Goal for a particular Performance Measurement Period is less than seventy percent (70%) as of the applicable Vesting Date, then none of said RSUs Eligible for Vesting on that Vesting Date shall vest and all such Restricted Stock Units shall immediately terminate and be forfeit.

●	If the Participant’s Achievement Percentage of a Performance Goal for a particular Performance Measurement Period is greater than one hundred percent (100%) as of the applicable Vesting Date, then one hundred percent (100%) - and no more than 100% - of the RSUs Eligible for Vesting on that Vesting Date shall vest.

In addition, the Compensation Committee of the Company’s Board of Directors may, but only within the time prescribed by Section 162(m) of the Internal Revenue Code if the Participant is a “Covered Employee” thereunder, adjust any Performance Goal, as it deems appropriate in its sole discretion, to exclude the effect (whether positive or negative) of any of the following types of events or matters with respect to the Company occurring after the Grant Date of the Award: unusual or infrequent matters or events, or special items similar to the items that the Company excludes or includes (as applicable) when calculating its performance goals. Each such adjustment, if any, shall be made solely in the discretion of the Compensation Committee for the purpose of providing a consistent basis from period-to-period for the calculation of the Performance Goal in order to prevent the dilution or enlargement of the Participant’s rights with respect to the Award. The Company’s Board of Directors delegates to the Compensation Committee all of its powers to adjust any Performance Goal under this paragraph, and the Board of Directors shall be required to approve of any such adjustment by the Compensation Committee only to the extent such adjustment by the Compensation Committee would exceed its authority under law or under the Company’s charter documents.

The Compensation Committee with respect to grants to employees who are considered to be “Covered Employees” under Section l62(m) of the Internal Revenue Code shall be responsible for determining in good faith whether, and to what extent, the Performance Goals set forth in this Grant Notice have been achieved. The Compensation Committee may rely on information from, and representations by, individuals within the Company in making such determination and when made such determination shall be final and binding on the Participant. The Company’s Board of Directors delegates to the Compensation Committee all of its powers to determine whether any Performance Goal has been achieved under this paragraph, and the Board of Directors shall be required to approve of any such determination by the Compensation Committee only to the extent such determination by the Compensation Committee would exceed its authority under law or under the Company’s charter documents.

If the Participant experiences a Termination of Employment for any or no reason before the Participant vests in any portion of the Restricted Stock Units, the unvested Restricted Stock Units will immediately terminate. However, notwithstanding anything herein to the contrary, the vesting of the Restricted Stock Units shall be subject to any vesting acceleration provisions applicable to the Restricted Stock Units contained in the Plan, the Award Agreement and/or any employment or service agreement, offer letter, severance agreement, or any other agreement between the Participant and the Company or any Affiliate or Subsidiary (such agreement, a “Separate Agreement”).

Withholding:

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By checking the box above, you authorize the Company to sell an amount of your Common Shares on behalf of you to satisfy the withholding tax obligations that arise with respect to the issuance of any Common Shares upon vesting pursuant to this Award Agreement.

Agreements

By your signature and the Company’s signature below, you and the Company agree that this Award is granted under and governed by the terms of the Plan and the Award Agreement, all of which are attached hereto and incorporated herein by this reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Plan or the Award Agreement, as the case may be.

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You further acknowledge that your rights to any Restricted Stock Units will be earned and become vested only as you provide services to the Company over time and that nothing herein or in the attached documents confers upon you any right to continue your employment or other service relationship with the Company or any Affiliate or Subsidiary for any period of time, nor does it interfere in any way with your right or the Company’s (or any Affiliate’s or Subsidiary’s) right to terminate that relationship at any time, for any reason or no reason, with or without Cause, and with or without advance notice, except as may be required by the terms of a Separate Agreement or in compliance with applicable law.

NEWEGG COMMERCE, INC.

2021 EQUITY INCENTIVE PLAN
RESTRICTED STOCK UNIT AWARD AGREEMENT

This Award Agreement is made and entered into by and between Newegg Commerce, Inc., a British Virgin Islands company (“Company”), and the Participant identified in the Notice of Grant of Award of Restricted Stock Units (“Grant Notice”) which is attached hereto (the “Participant”).

1. Grant of Restricted Stock Units. The Company hereby grants to the Participant named in the Grant Notice an award of Restricted Stock Units, subject to all of the terms and conditions in this Award Agreement and the Plan, which are incorporated herein by reference. Restricted Stock Units issued pursuant to a Grant Notice and this Award Agreement are referred to in this Agreement as “Restricted Stock Units” or “RSUs.”

2. Company’s Obligation to Pay; Settlement. Each Restricted Stock Unit represents the right to receive payment as soon as practicable following, and in all events within sixty (60) days following, the date it vests in the form of one share of the Company’s Common Shares (each, a “Share” and collectively, the “Shares”). The Participant will have no right to payment of any Shares on any Restricted Stock Units unless and until the Restricted Stock Units have vested in the manner set forth in the Grant Notice and this Award Agreement. Prior to actual payment of a Share on any vested Restricted Stock Unit, such Restricted Stock Unit will represent an unsecured obligation of the Company, for which there is no trust and no obligation other than to issue Shares as contemplated by this Award Agreement and the Plan.

3. Vesting of Award. The Award shall not be vested as of the Grant Date set forth in the Grant Notice and shall be forfeitable unless and until otherwise vested pursuant to the terms of the Grant Notice and this Award Agreement. After the Grant Date, subject to termination or acceleration as provided in this Award Agreement or any Separate Agreement, the Award shall become vested as described in the Grant Notice with respect to that number of Restricted Stock Units as set forth in the Grant Notice. Restricted Stock Units that have vested and are no longer subject to forfeiture are referred to herein as “Vested RSUs.” Restricted Stock Units awarded hereunder that are not vested and remain subject to forfeiture are referred to herein as “Unvested RSUs.” Except as set forth in Section 4 below, upon the Participant’s Termination of Employment, any then Unvested RSUs held by the Participant shall be forfeited and canceled as of the date of such termination.

4. Terminations of Employment; Change in Control.

(a)	Change in Control. Unless otherwise provided in a Separate Agreement, upon the occurrence of a Change in Control, the provisions of Section 16(c) of the Plan shall control.

(b)	Other Terminations. Upon the Participant’s Termination of Employment for any other reason not set forth in Section 4(a), any then Unvested RSUs held by the Participant shall be forfeited and canceled, for no consideration, as of the Termination Date.

5. Restrictions on Resales. The Company may impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales by the Participant or other subsequent transfers by the Participant of any shares of Common Shares issued pursuant to Vested RSUs, including without limitation (a) restrictions under an insider trading policy, (b) restrictions designed to delay and/or coordinate the timing and manner of sales by the Participant and other holders and (c) restrictions as to the use of a specified brokerage firm for such resales or other transfers.

6. Rights as a Stockholder. The Participant shall not be, nor have any of the rights or privileges of, a stockholder of the Company in respect of any RSUs unless and until shares of Common Shares settled for such RSUs shall have been issued by the Company to the Participant (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). Notwithstanding the foregoing, from and after the Grant Date and until the earlier of (a) the time when the RSUs are settled in accordance with the terms hereof or (b) the time when the Participant’s right to receive Common Shares upon payment of RSUs is forfeited, on the date that the Company pays any cash dividend to holders of Common Shares generally, the Participant shall receive a cash payment equal to the dollar amount of the cash dividend paid per share of Common Shares on such date multiplied by the total number of RSUs then outstanding under this Award.

7. Withholding Taxes. To the extent required by applicable federal, state, local or foreign law, the Participant shall make arrangements satisfactory to the Company for the satisfaction of any withholding tax obligations that arise by reason of the grant or vesting of the RSUs. The Company shall not be required to issue shares or to recognize the disposition of such shares until such obligations are satisfied. The Participant acknowledges that the Company shall have the right to deduct any taxes required to be withheld by law in connection with the settlement of Vested RSUs from any amounts payable by it to the Participant (including, without limitation, future cash wages).

8. Non-Transferability of Award. The Participant understands, acknowledges and agrees that, except as otherwise provided in the Plan or as permitted by the Committee, the Award may not be sold, assigned, transferred, pledged or otherwise directly or indirectly encumbered or disposed of other than by will or the laws of descent and distribution.

9. Other Agreements Superseded. The Grant Notice, this Award Agreement, the Plan and any Separate Agreement, if applicable, constitute the entire understanding between the Participant and the Company regarding the Award. Any prior agreements, commitments or negotiations concerning the Award are superseded.

10. Limitation in Interest in Shares Subject to Restricted Stock Units. Neither the Participant (individually or as a member of a group) nor any beneficiary or other person claiming under or through the Participant shall have any right, title, interest, or privilege in or to any Common Shares allocated or reserved for the purpose of the Plan or subject to the Grant Notice or this Award Agreement except as to such Common Shares, if any, as shall have been issued to such person in connection with the Award. Nothing in the Plan, in the Grant Notice, this Award Agreement or any other instrument executed pursuant to the Plan shall confer upon the Participant any right to continue in the Company’s employ or service nor limit in any way the Company’s (or any Affiliate’s or Subsidiary’s) right to terminate the Participant’s employment or other service at any time for any reason.

11. No Liability of Company. The Company and any Affiliate or Subsidiary which is in existence or hereafter comes into existence shall not be liable to the Participant or any other person as to: (a) the non-issuance or sale of Common Shares as to which the Company has been unable to obtain from any regulatory body having jurisdiction the authority deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any shares hereunder; and (b) any tax consequence expected, but not realized, by the Participant or other person due to the receipt or settlement of any Restricted Stock Units granted hereunder.

12. Clawback. The Restricted Stock Units and any Common Shares issued pursuant to the Vested RSUs will be subject to recoupment in accordance with any clawback policy adopted by the Company. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for “good reason” or “constructive termination” (or similar term) under any agreement with the Company. By accepting the Award, the Participant is agreeing to be bound by any such clawback policy, as in effect or as may be adopted and/or modified from time to time by the Company in its discretion.

13. General.

(a)	Governing Plan Document. The Award is subject to all the provisions of the Plan, the provisions of which are hereby made a part of the Award, and is further subject to all interpretations, amendments, rules and regulations, which may from time to time be promulgated and adopted pursuant to the Plan.

(b)	Governing Law. This Award Agreement shall be governed by, and construed in accordance with, the laws of the British Virgin Islands and applicable US federal law, without regard to principles of conflicts of law.

(c)	Electronic Delivery. By executing the Grant Notice, the Participant hereby consents to the delivery of information (including, without limitation, information required to be delivered to the Participant pursuant to applicable securities laws) regarding the Company and its Affiliates or Subsidiaries, the Plan, the Award and the Common Shares via Company web site or other electronic delivery.

(d)	Notices. Any notice required or permitted to be delivered under this Award Agreement shall be in writing (which shall include electronic transmission) and shall be deemed received (i) the business day following electronic verification of receipt if sent electronically, (ii) upon personal delivery to the party to whom the notice is directed, or (iii) the business day following deposit with a reputable overnight courier (or the second business day following deposit in the case of an international delivery). Notice shall be addressed to the Company at its principal executive office and to the Participant at the address that he or she most recently provided to the Company. The recipient may acknowledge actual receipt at a time earlier than the deemed receipt set forth herein or by a means other than that set forth herein.

(e)	Successors/Assigns. This Award Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective permitted heirs, beneficiaries, successors and assigns.

(f)	Severability. If one or more provisions of this Award Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Award Agreement, and the balance of the Award Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms. The parties agree to replace such illegal, void, invalid or unenforceable provision of this Award Agreement with a legal, valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such illegal, void, invalid or unenforceable provision.